File no: 0-29718

P, E, 1/31/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02014922

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 31, 2002

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC. Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

LasVegasFromHome.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

January 10, 2002

Further to the Company's News Releases dated December 7 and 21, 2001, the Company is pleased to announce that it has closed the first tranche of the non-brokered Private Placement Financing. The Company has issued a total of 955,000 units at $0.20 per unit for total proceeds of $191,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year and at $0.70 per common share in the second year. The Private Placement Financing shares which have been issued are subject to a hold period expiring May 9, 2002.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

LNRJAN10.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date January 31, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.